As filed with the Securities and Exchange Commission on February 2, 2006

Securities Act File No. 333-129260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Check Appropriate Box or Boxes)

Pre-Effective Amendment No.        ☐

Post-Effective Amendment No. 1    ☒

UTEK CORPORATION

(Exact name of registrant as specified in charter)

202 S. Wheeler Street

Plant City, FL 33563

(Address of principal executive offices)

Registrant’s telephone number, including area code: (813) 754-4330

Sam Reiber, Esq.

Vice President and General Counsel

UTEK Corporation

202 S. Wheeler Street

Plant City, FL 33563

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW Washington, DC 20004-2415

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-129620) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of prospectus filed pursuant to Rule 497 under the Securities Act on January 26, 2006 or the final prospectus filed pursuant to Rule 497 under the Securities Act on February 3, 2006. As permitted by Rule 462(d), this Post-Effective Amendment No. 1 shall become effective upon filing with the SEC.

PART C

Other Information

Item 25.    Financial Statements And Exhibits

(1) Financial Statements

The financial statements of UTEK Corporation (the “Registrant” or the “Company”) will be included in Part A of this Registration Statement.

(2) Exhibits

Exhibit Number	Description

a.1	Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to UTEK Corporation’s registration statement on Form N-2 (File No. 333-93913) filed on December 30, 1999).

a.2	Certificate of Amendment to Certificate of Incorporation. (Incorporated by reference to Exhibit 3.2 to UTEK Corporation’s registration statement on Form N-2 (File No. 333-93913) filed on December 30, 1999).

a.3	Certificate of Amendment to Certificate of Incorporation. (Incorporated by reference to Exhibit 3.4 filed with UTEK Corporation’s Form 10-K for the year ended December 31, 2001).

a.4	Certificate of Amendment to Certificate of Incorporation. (Incorporated by reference to Appendix B of UTEK Corporation’s Proxy Statement filed on June 30, 2005).

b.	Bylaws of UTEK Corporation. (Incorporated by reference to Exhibit 3.3 to UTEK Corporation’s registration statement on Form N-2 (File No. 333-93913) filed on December 30, 1999).

c.	Not applicable.

d.	Not applicable.

Exhibit Number		Description
e.		Not applicable.

f.		Not applicable.

g.		Not applicable

h.	**	Purchase Agreement, dated February 2, 2006, between UTEK Corporation and Piper Jaffray & Co.

i.1		Amended and Restated Non-Qualified Stock Option Plan. (Incorporated by reference to Appendix C to UTEK Corporation’s Proxy Statement filed on April 29, 2004).

i.2		Employment Agreement, dated September 1, 2004, between UTEK Corporation and Clifford M. Gross. (Incorporated by reference to Exhibit 10.1 filed with UTEK Corporation’s Form 8-K filed on September 9, 2004).

i.3		Employment Agreement, dated March 8, 2005, between UTEK Corporation and Douglas C. Schaedler. (Incorporated by reference to Exhibit 10.1 filed with UTEK Corporation’s Form 8-K filed on April 15, 2005).

i.4		Amended and Restated Employee Stock Option Plan. (Incorporated by reference to Appendix A to UTEK Corporation’s Proxy Statement filed on June 30, 2005).

i.5		Form of Incentive Stock Option Agreement. (Incorporated by reference to Exhibit 10.1 filed with UTEK Corporation’s Form 10-Q for the quarter ended June 30, 2005).

i.6		Form of Nonqualified Stock Option Agreement. (Incorporated by reference to Exhibit 10.2 to UTEK Corporation’s Form 10-Q for the quarter ended June 30, 2005).

j.	*	Corporate Custody Agreement, dated May 29, 2003, between UTEK Corporation and Bank of Tampa.

k.1	*	Form of Strategic Alliance Agreement.

k.2	*	Form of Agreement and Plan of Acquisition for Technology Transfer Transactions.

k.3	*	Form of University-UTEK Alliance & Confidentiality Agreement.

k.4		Agreement and Plan of Acquisition, dated September 27, 2005, between UTEK Corporation and Ybor City Group, Inc. (Incorporated by reference to Exhibit 2.1 filed with UTEK Corporation’s Form 8-K filed on October 4, 2005).

l.1	*	Opinion of counsel and consent to its use.

1.2	**	Opinion of counsel and consent to its use.

m.		Not applicable.

n.1	*	Consent of Pender Newkirk & Company, independent registered public accounting firm.

n.2	*	Consent of Ernst & Young LLP, independent registered certified public accountants.

n.3	*	Opinion of Pender Newkirk & Company, independent registered public accounting firm, regarding “Senior Securities” table contained herein.

o.		Not applicable.

p.		Not applicable.

q.		Not applicable.

r.		Code of Ethics of UTEK Corporation. (Incorporated by reference to Exhibit 99 to UTEK Corporation’s Form 10-K for the year ended December 31, 2000).

*	Previously filed as an exhibit to this registration statement.
**	Filed herewith.

Item 26.    Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses Of Issuance And Distribution

SEC registration fee	$9,985
American Stock Exchange listing fee	$45,000
NASD filing fee	$8,983
Accounting fees and expenses	$100,000	(1)
Legal fees and expenses	$275,000	(1)
Printing and engraving	$100,000	(1)
Miscellaneous fees and expenses	$15,000	(1)
Total	$553,968	(1)

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled By Or Under Common Control

As of January 3, 2006, Clifford M. Gross, the Registrant’s Chief Executive Officer and Chairman, owned approximately 25% of the Registrant’s outstanding shares of common stock. As a result, he may be deemed to control the Registrant.

The following list sets forth, as of January 3, 2006, each of UTEK Corporation’s subsidiaries, the state or country under whose laws the subsidiary is organized and the percentage of voting securities owned by UTEK Corporation, directly or indirectly, in such subsidiary:

UTEK Europe, Ltd. (England)	100%
UTEKip Ltd. (Israel)	100%
UTEK-EKMS, Inc. (Florida)	100%

Item 29.    Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s shares of common stock at January 3, 2006.

Title of Class	Number of Record Holders
Common stock, $0.01 par value	153

Item 30.    Indemnification

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

Subject to the 1940 Act or any valid rule, regulation or order of the Securities and Exchange Commission thereunder, our certificate of incorporation provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, our certificate of incorporation provides that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

The above discussion of Section 145 of the Delaware General Corporation Law and the Registrant’s certificate of incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Registrant’s certificate of incorporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant has obtained insurance policies insuring its directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

Item 31.    Business And Other Connections Of Investment Adviser

Not applicable.

Item 32.    Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant, 202 S. Wheeler St., Plant City, Florida 33563;

(2) the Transfer Agent, Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80228; and

(3) the Custodian, Bank of Tampa, 601 Bayshore Boulevard, Suite 830, Tampa, Florida 33606 .

Item 33.    Management Services

Not Applicable.

Item 34.    Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement; or (2) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) that, for the purpose of determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plant City, in the State of Florida, on the 2nd day of February, 2006.

UTEK CORPORATION

By:	/s/ CLIFFORD M. GROSS
Clifford M. Gross, Ph.D. Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on February 2, 2006.

Signature	Title

/s/ CLIFFORD M. GROSS Clifford M. Gross, Ph.D.	Chief Executive Officer and Chairman (principal executive officer)

/s/ CAROLE R. WRIGHT Carole R. Wright	Chief Financial Officer (principal financial and accounting officer)

* Stuart M. Brooks	Director

* Holly Callen Hamilton	Director

* Arthur Chapnik	Director

* Kwabena Gyimah-Brempong	Director

* John J. Micek, III	Director

* Sam Reiber	Director

* Keith A. Witter	Director

*	Signed by Clifford M. Gross on behalf of those identified pursuant to his designation as attorney-in-fact signed by each on October 26, 2005.

Exhibit Index

Exhibit	Description

h	Purchase Agreement, dated February 2, 2006, between UTEK Corporation and Piper Jaffray & Co.

l.2	Opinion of counsel and consent to its use